UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Reservoir Media, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

76119X105

(CUSIP Number)

IRENIC CAPITAL MANAGEMENT LP

767 Fifth Avenue, 15th Floor

New York, New York 10153

ANDREW FREEDMAN

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 30, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76119X105

1	NAME OF REPORTING PERSON

Irenic Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,299,066
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,299,066
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,299,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

PN, IA

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CUSIP No. 76119X105

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Reporting Person were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 5,299,066 Shares beneficially owned by the Reporting Person is approximately $34,658,645, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Person believes the securities of the Issuer are substantially undervalued. The Reporting Person encourages the Issuer to undertake a full strategic review of all alternatives to maximize shareholder value and to form a special committee of the Board to oversee such review process.

The Reporting Person may consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, the matters set forth in the previous paragraph.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       See rows (11) and (13) of the cover page to this Amendment No. 3 for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Person. The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 65,078,938 Shares outstanding as of July 26, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2024. As of the date hereof, the Reporting Person beneficially owned 5,299,066 Shares, constituting approximately 8.1% of the Shares outstanding.

(c)       The transactions in the Shares effected by the Reporting Person during the past sixty (60) days, which were all in the open market, are set forth on Schedule A attached hereto.

3

CUSIP No. 76119X105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2024

Irenic Capital Management LP

By:	Irenic Capital Management GP LLC, its general partner

By:	/s/ Adam Katz
	Name:	Adam Katz
	Title:	Managing Member

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CUSIP No. 76119X105

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased	Price Per Security ($)	Date of Purchase

IRENIC CAPITAL MANAGEMENT LP

Purchase of Common Stock	8,632	7.1562	08/05/2024
Purchase of Common Stock	7,628	7.1385	08/07/2024
Purchase of Common Stock	4,800	7.0585	08/09/2024
Purchase of Common Stock	3,816	7.1480	08/13/2024
Purchase of Common Stock	4,606	7.1854	08/14/2024
Purchase of Common Stock	26,687	7.3470	08/16/2024
Purchase of Common Stock	200	7.3350	08/19/2024
Purchase of Common Stock	247	7.3480	08/20/2024
Purchase of Common Stock	4	7.3500	08/21/2024
Purchase of Common Stock	1,478	7.4008	09/04/2024
Purchase of Common Stock	4,001	7.4140	09/09/2024
Purchase of Common Stock	1,516	7.3964	09/11/2024
Purchase of Common Stock	187	7.4550	09/12/2024
Purchase of Common Stock	19,711	7.4603	09/23/2024